Exhibit 99.1

VNET Reports Unaudited Second Quarter 2023 Financial Results

BEIJING, August 23, 2023 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

“During the second quarter of 2023, we delivered another solid set of results as we continued to execute our proven dual-core growth strategy, which reaffirms our ability to quickly capture incremental market demand amid the steady economic recovery,” said Jeff Dong, Chief Executive Officer of VNET. “We also saw some new AI application scenarios emerging across various industry verticals in China, starting to generate more demand for IDC services. With our high-performance data center design, extensive resources and strong execution capabilities, we remain poised to power the AI-driven demand for our wholesale and retail customers over the long term.

“Our wholesale and retail businesses continued to build strong sales momentum as digitalization gathers pace across industries. On the wholesale business front, we recently won an extended contract for 45MW of capacity from an existing internet giant customer. On the retail business front, in the second quarter we secured a contract for 7MW of additional capacity with an existing customer in the local service sector. Looking ahead, we believe our reliable and scalable IDC services, high power density deployment capabilities and loyal and expanding customer base position us well to seize rising opportunities and unleash further growth potential,” Jeff concluded.

Qiyu Wang, Chief Financial Officer of VNET, added, “In the second quarter of 2023, we remained focused on advancing high-quality revenue business to drive margin and profitability improvements. We are pleased to have achieved net revenues of RMB1.82 billion in the second quarter, representing an increase of 5.6% year over year. Thanks to our enhanced operating efficiency, adjusted EBITDA grew 9.9% year over year to RMB535.0 million, and adjusted EBITDA margin expanded to 29.4%. Moving forward, we will continue to explore new opportunities emerging from robust digital demand, especially AI-related demand, further strengthening our position as a leading IDC player and creating long-term, sustainable growth for our shareholders.”

Second Quarter 2023 Financial Highlights

•	Net revenues increased by 5.6% to RMB1.82 billion (US$251.2 million) from RMB1.72 billion in the same period of 2022.

•	Adjusted cash gross profit (non-GAAP) increased by 4.1% to RMB742.9 million (US$102.5 million) from RMB713.7 million in the same period of 2022. Adjusted cash gross margin (non-GAAP) was 40.8%, compared to 41.4% in the same period of 2022.

•	Adjusted EBITDA (non-GAAP) increased by 9.9% to RMB535.0 million (US$73.8 million) from RMB486.9 million in the same period of 2022. Adjusted EBITDA margin (non-GAAP) in the second quarter of 2023 was 29.4%, compared to 28.2% in the same period of 2022.

Second Quarter 2023 Operational Highlights

•	Total cabinets under management were 86,927 as of June 30, 2023, compared to 87,310 as of March 31, 2023 and 80,831 as of June 30, 2022.

•	Cabinets utilized by customers increased by 2,000 in the second quarter of 2023 to reach 51,316 as of June 30, 2023, compared to 49,316 as of March 31, 2023 and 44,500 as of June 30, 2022.

•	Overall utilization rate of cabinets[1] was 59.0% as of June 30, 2023, compared to 56.5% as of March 31, 2022 and 55.1% as of June 30, 2022.

•	Retail IDC MRR[2] per cabinet increased to RMB9,530 in the second quarter of 2023, compared to RMB9,486 in the first quarter of 2023 and RMB9,186 in the second quarter of 2022.

1 The overall utilization rate is calculated by dividing the number of customer-utilized cabinets by the total cabinets under management at the end of the period.

2 Retail IDC MRR refers to Monthly Recurring Revenues for the retail IDC business.

Second Quarter 2023 Financial Results

NET REVENUES: Net revenues in the second quarter of 2023 were RMB1.82 billion (US$251.2 million), representing an increase of 5.6% from RMB1.72 billion in the same period of 2022. The year-over-year increase was mainly driven by the continued growth of our IDC business as well as our cloud and VPN services.

GROSS PROFIT: Gross profit in the second quarter of 2023 was RMB342.7 million (US$47.3 million), compared with RMB357.8 million in the same period of 2022. Gross margin in the second quarter of 2023 was 18.8%, compared to 20.7% in the same period of 2022.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB742.9 million (US$102.5 million) in the second quarter of 2023, compared to RMB713.7 million in the same period of 2022. Adjusted cash gross margin in the second quarter of 2023 was 40.8%, compared to 41.4% in the same period of 2022.

OPERATING EXPENSES: Total operating expenses in the second quarter of 2023 were RMB249.5 million (US$34.4 million), compared to RMB321.7 million in the same period of 2022. As a percentage of net revenues, total operating expenses in the second quarter of 2023 were 13.7%, compared to 18.7% in the same period of 2022.

Sales and marketing expenses in the second quarter of 2023 were RMB63.1 million (US$8.7 million), compared to RMB80.4 million in the same period of 2022.

Research and development expenses in the second quarter of 2023 were RMB81.1 million (US$11.2 million), compared to RMB76.7 million in the same period of 2022.

General and administrative expenses in the second quarter of 2023 were RMB128.0 million (US$17.7 million), compared to RMB167.0 million in the same period of 2022.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses and compensation for postcombination employment in an acquisition, were RMB241.5 million (US$33.3 million) in the second quarter of 2023, compared to RMB250.7 million in the same period of 2022. As a percentage of net revenues, adjusted operating expenses in the second quarter of 2023 were 13.3%, compared to 14.5% in the same period of 2022.

ADJUSTED EBITDA: Adjusted EBITDA in the second quarter of 2023 was RMB535.0 million (US$73.8 million), representing an increase of 9.9% from RMB486.9 million in the same period of 2022. Adjusted EBITDA in the second quarter of 2023 excluded share-based compensation expenses of RMB8.0 million (US$1.1 million). Adjusted EBITDA margin in the second quarter of 2023 was 29.4%, compared to 28.2% in the same period of 2022.

NET LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net loss attributable to VNET Group, Inc. in the second quarter of 2023 was RMB232.9 million (US$32.1 million), compared to a net loss attributable to VNET Group, Inc. of RMB377.2 million in the same period of 2022.

LOSS PER SHARE: Basic and diluted loss per share in the second quarter of 2023 were both RMB0.26 (US$0.04), which represented the equivalent of both RMB1.56 (US$0.24) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted loss per share is calculated using adjusted net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of June 30, 2023, the aggregate amount of the Company’s cash and cash equivalents, restricted cash and short-term investments was RMB2.76 billion (US$380.8 million).

Net cash generated from operating activities, in the second quarter of 2023, was RMB423.5 million (US$58.4 million), compared to RMB942.7 million in the same period of 2022.

Business Outlook

The Company expects net revenues for the full year of 2023 to be in the range of RMB7,600 million to RMB7,900 million, representing a year-over-year growth of 7.6% to 11.8%, and adjusted EBITDA to be in the range of RMB2,025 million to RMB2,125 million, representing a year-over-year growth of 8.1% to 13.5%. The above outlook remains unchanged from the previously provided estimates.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on Wednesday, August 23, 2023, or 9:00 AM Beijing Time on Thursday, August 24, 2023.

For participants who wish to join the call, please access the link provided below to complete the online registration process and dial in 5 minutes prior to the scheduled call start time.

Event Title:	VNET Second Quarter 2023 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BId0a80aca23f747f89ed4d80958052f31

Upon registration, each participant will receive a set of dial-in numbers by location, a personal PIN and an email with further detailed instructions, which will be used to join the conference call.

A simultaneous audio webcast and replay of the conference call will be accessible on the Company’s investor relations website at http://ir.vnet.com.

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

 VNET GROUP, INC.

 CONSOLIDATED BALANCE SHEETS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
Assets		Ex-Rate	7.2513
Current assets:
Cash and cash equivalents	2,661,321	2,362,999	325,872
Restricted cash	327,673	253,088	34,902
Accounts and notes receivable, net	1,763,693	2,020,880	278,692
Short-term Investments	-	144,516	19,930
Prepaid expenses and other current assets	2,147,500	2,542,062	350,569
Amounts due from related parties	152,089	232,518	32,066
Total current assets	7,052,276	7,556,063	1,042,031
Non-current assets:
Property and equipment, net	11,964,498	12,396,048	1,709,493
Intangible assets, net	1,497,131	1,436,523	198,106
Land use rights, net	576,020	610,195	84,150
Operating lease right-of-use assets, net	3,503,925	3,882,743	535,455
Goodwill	1,364,191	1,364,191	188,131
Restricted cash	500	882	122
Deferred tax assets, net	196,098	214,944	29,642
Long-term investments, net	242,194	755,625	104,205
Other non-current assets	551,572	598,865	82,587
Total non-current assets	19,896,129	21,260,016	2,931,891
Total assets	26,948,405	28,816,079	3,973,922
Liabilities and Shareholders' Equity
Current liabilities:
Accounts and notes payable	713,628	743,685	102,559
Accrued expenses and other payables	2,410,479	2,680,426	369,648
Advances from customers	1,157,963	1,448,931	199,817
Deferred revenue	95,078	83,474	11,512
Income taxes payable	42,017	37,897	5,226
Amounts due to related parties	6,928	356,358	49,144
Current portion of long-term borrowings	484,020	532,969	73,500
Current portion of finance lease liabilities	206,260	144,561	19,936
Current portion of deferred government grants	3,646	3,646	503
Current portion of operating lease liabilities	674,288	735,409	101,418
Convertible promissory notes	537,778	4,433,161	611,361
Total current liabilities	6,332,085	11,200,517	1,544,624
Non-current liabilities:
Long-term borrowings	3,049,856	3,667,562	505,780
Convertible promissory notes	5,859,259	1,805,589	249,002
Non-current portion of finance lease liabilities	1,047,640	1,181,477	162,933
Unrecognized tax benefits	87,174	87,174	12,022
Deferred tax liabilities	682,580	692,113	95,447
Deferred government grants	2,672	101,471	13,993
Non-current portion of operating lease liabilities	2,905,283	3,172,632	437,526
Total non-current liabilities	13,634,464	10,708,018	1,476,703
Shareholders' equity
Ordinary shares	60	60	8
Additional paid-in capital	15,239,926	15,220,309	2,098,977
Accumulated other comprehensive income	11,022	3,800	524
Statutory reserves	77,996	77,996	10,756
Accumulated deficit	(8,369,868)	(8,520,454)	(1,175,024)
Treasury stock	(349,523)	(349,523)	(48,201)
Total VNET Group, Inc. shareholders’ equity	6,609,613	6,432,188	887,040
Noncontrolling interest	372,243	475,356	65,555
Total shareholders' equity	6,981,856	6,907,544	952,595
Total liabilities and shareholders' equity	26,948,405	28,816,079	3,973,922

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,724,863	1,805,782	1,821,744	251,230	3,370,349	3,627,526	500,259
Cost of revenues	(1,367,086)	(1,453,402)	(1,478,995)	(203,963)	(2,657,051)	(2,932,397)	(404,396)
Gross profit	357,777	352,380	342,749	47,267	713,298	695,129	95,863

Operating income (expenses)
Other operating income	1,588	33,379	13,895	1,916	41,285	47,274	6,519
Sales and marketing expenses	(80,368)	(65,776)	(63,068)	(8,697)	(155,309)	(128,844)	(17,768)
Research and development expenses	(76,740)	(79,750)	(81,126)	(11,188)	(149,355)	(160,876)	(22,186)
General and administrative expenses	(167,044)	(127,447)	(128,017)	(17,654)	(321,281)	(255,464)	(35,230)
Reversal for doubtful debt	845	2,449	8,833	1,218	3,478	11,282	1,556
Total operating expenses	(321,719)	(237,145)	(249,483)	(34,405)	(581,182)	(486,628)	(67,109)

Operating profit	36,058	115,235	93,266	12,862	132,116	208,501	28,754
Interest income	8,814	5,681	10,038	1,384	13,363	15,719	2,168
Interest expense	(68,530)	(69,786)	(71,709)	(9,889)	(121,649)	(141,495)	(19,513)
Other income	2,896	1,164	14,192	1,957	8,287	15,356	2,118
Other expenses	(693)	(3,592)	(320)	(44)	(1,045)	(3,912)	(539)
Changes in the fair value of convertible promissory notes	(2,321)	21,298	154	21	57,957	21,452	2,958
Foreign exchange (loss) gain	(319,875)	78,633	(271,630)	(37,459)	(295,126)	(192,997)	(26,616)
(Loss) income before income taxes and gain (loss) from equity method investments	(343,651)	148,633	(226,009)	(31,168)	(206,097)	(77,376)	(10,670)
Income tax expenses	(30,946)	(44,886)	(12,545)	(1,730)	(77,646)	(57,431)	(7,920)
Gain (loss) from equity method investments	1,090	(174)	983	136	3,137	809	112
Net (loss) income	(373,507)	103,573	(237,571)	(32,762)	(280,606)	(133,998)	(18,478)
Net (profit) loss attributable to noncontrolling interest	(3,696)	(21,280)	4,692	647	(5,891)	(16,588)	(2,288)
Net (loss) income attributable to VNET Group, Inc.	(377,203)	82,293	(232,879)	(32,115)	(286,497)	(150,586)	(20,766)

(Loss) earnings per share
Basic	(0.43)	0.09	(0.26)	(0.04)	(0.32)	(0.17)	(0.02)
Diluted	(0.43)	0.07	(0.26)	(0.04)	(0.37)	(0.19)	(0.03)
Shares used in (loss) earnings per share computation
Basic*	886,204,618	888,383,240	888,705,981	888,705,981	885,915,878	888,555,145	888,555,145
Diluted*	886,204,618	1,056,829,494	888,705,981	888,705,981	919,915,879	905,386,636	905,386,636

(Loss) earnings per ADS (6 ordinary shares equal to 1 ADS)
Basic	(2.58)	0.54	(1.56)	(0.24)	(1.92)	(1.02)	(0.12)
Diluted	(2.58)	0.42	(1.56)	(0.24)	(2.22)	(1.14)	(0.18)

* Shares used in (loss) earnings per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	357,777	352,380	342,749	47,267	713,298	695,129	95,863
Plus: depreciation and amortization*	362,003	401,877	400,173	55,186	689,396	802,050	110,608
Plus: share-based compensation expenses	(6,066)	-	-	-	(4,206)	-	-
Adjusted cash gross profit	713,714	754,257	742,922	102,453	1,398,488	1,497,179	206,471
Adjusted cash gross margin	41.4%	41.8%	40.8%	40.8%	41.5%	41.3%	41.3%

Operating expenses	(321,719)	(237,145)	(249,483)	(34,405)	(581,182)	(486,628)	(67,109)
Plus: share-based compensation expenses	53,551	8,336	8,006	1,104	94,936	16,342	2,254
Plus: compensation for postcombination employment in an acquisition	17,453	-	-	-	34,713	-	-
Adjusted operating expenses	(250,715)	(228,809)	(241,477)	(33,301)	(451,533)	(470,286)	(64,855)

Operating profit	36,058	115,235	93,266	12,862	132,116	208,501	28,754
Plus: depreciation and amortization*	385,876	432,629	433,735	59,815	735,485	866,364	119,477
Plus: share-based compensation expenses	47,485	8,336	8,006	1,104	90,730	16,342	2,254
Plus: compensation for postcombination employment in an acquisition	17,453	-	-	-	34,713	-	-
Adjusted EBITDA	486,872	556,200	535,007	73,781	993,044	1,091,207	150,485
Adjusted EBITDA margin	28.2%	30.8%	29.4%	29.4%	29.5%	30.1%	30.1%

* Before the deduction of government grants for three months ended March 31, 2023, three months ended June 30, 2023 and six months ended June 30, 2023.

VNET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	June 30, 2022	March 31, 2023	June 30, 2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(373,507)	103,573	(237,571)	(32,762)
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation and amortization	385,876	431,654	433,015	59,715
Share-based compensation expenses	47,485	8,336	8,006	1,104
Others	447,480	62,631	357,787	49,341
Changes in operating assets and liabilities
Accounts and notes receivable	(137,720)	(254,293)	8,388	1,157
Prepaid expenses and other current assets	526,090	(378,933)	70,627	9,740
Accounts and notes payable	76,070	(3,377)	33,434	4,611
Accrued expenses and other payables	21,363	192,063	(5,950)	(820)
Deferred revenue	19,989	24,139	(35,743)	(4,929)
Advances from customers	70,884	405,945	(114,977)	(15,856)
Others	(141,299)	(136,727)	(93,540)	(12,902)
Net cash generated from operating activities	942,711	455,011	423,476	58,399

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(527,867)	(608,717)	(394,812)	(54,447)
Purchases of intangible assets	(12,690)	(2,312)	(10,178)	(1,404)
Payments for investments	(38,280)	-	(655,815)	(90,441)
Proceeds from (payments for) other investing activities	208	(90,489)	9,295	1,282
Net cash used in investing activities	(578,629)	(701,518)	(1,051,510)	(145,010)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	18,860	279,916	169,204	23,334
Repayments of bank borrowings	(43,275)	(73,070)	(55,865)	(7,704)
Repayments of 2025 Convertible Notes	-	-	(380,333)	(52,450)
Payments for finance lease	(75,145)	(84,882)	(67,172)	(9,263)
(Payments for) proceeds from other financing activities	(62,119)	395,096	285,013	39,305
Net cash (used in) generated from financing activities	(161,679)	517,060	(49,153)	(6,778)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	48,962	(17,205)	51,314	7,077
Net increase (decrease) in cash, cash equivalents and restricted cash	251,365	253,348	(625,873)	(86,312)
Cash, cash equivalents and restricted cash at beginning of period	3,364,890	2,989,494	3,242,842	447,208
Cash, cash equivalents and restricted cash at end of period	3,616,255	3,242,842	2,616,969	360,896